UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Wooter Holding Corp.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 20, 2018

Physical address of issuer
530 GREAVES AVE STATEN ISLAND, NY 10308

Website of issuer
https://wooterapparel.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
April 26, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
32

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)

Total Assets	$24,788	N/A
Cash & Cash Equivalents	$24,788	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$212	N/A

*The above table represents the financial positions of Wooter Holding Corp. incorporated in August 2018 under the laws of Delaware. On January 4th, 2019, Wooter Apparel, Inc., a Delaware Corporation, became a wholly owned subsidiary of Wooter Holding Corp. In addition, on January 9th, 2019, Wooter Holding Corp became the beneficial owner of 100% of the membership interests of Wooter, LLC, a New York limited liability company. Exhibit B of this Form C includes Reviewed Financial Statements for Wooter Holding Corp from Inception to December 31, 2018. and Reviewed Financial Statements for Wooter, LLC and Wooter Apparel, Inc for 2016 -2017.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 8, 2019

WOOTER HOLDING CORP.



Up to $1,000,000 of Crowd Notes

WOOTER HOLDING CORP. ("Wooter", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 26, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by April 26, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 26, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://wooterapparel.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/wooter

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Wooter Holding Corp. is a Corporation formed in August 2018 under the laws of Delaware. On January 4th, 2019, Wooter Apparel, Inc., a Delaware Corporation, became a wholly owned subsidiary of Wooter Holding Corp. In addition, on January 9th, 2019, Wooter Holding Corp became the beneficial owner of 100% of the membership interests of Wooter, LLC, a New York limited liability company. Exhibit B of this Form C includes Reviewed Financial Statements for Wooter Holding Corp from Inception to December 31, 2018. and Reviewed Financial Statements for Wooter, LLC and Wooter Apparel, Inc for the period of 2016 -2017.

The Company is located at 727 Page Ave, Staten Island, NY 10307.

The Company's website is https://wooterapparel.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/wooter and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	April 26, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company forecasts project aggressive growth in 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company plans to operate in Europe, Asia, South America, and other parts of the world. Its operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with its supply chain, its customers and all of its activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and its ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions. Doing business in foreign markets requires the Company to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of its business will depend, in part, on its ability to succeed in differing legal, regulatory, economic, social and political environments. The Company may not be able to develop and implement policies and strategies that will be effective in each location where it does business.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it will have enough runway until end of year with the proceeds from this offering, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Alex Aleksandrovski, the CEO. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has conducted transactions with Related Parties. See details on page 18 of the Form C.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $17,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $17,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $17,500,000 valuation cap, so you should not view the $17,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 38.27% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
The Company provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers.

Business Plan
Wooter apps want to create a brand new experience for running and playing in sports leagues. Wooter Apparel aims to empower teams and athletes around the world by offering high-quality uniforms at attractive prices and fast turnaround.

The Company's Products and/or Services

Wooter Apparel creates pro-quality team uniforms and custom apparel at the low prices in the USA.

Beyond the apparel and uniform aspect of the business, Wooter has built out an all-in-one platform for leagues, teams, and pros.

Competition
The markets in which our products and services are sold are highly competitive. Our products and services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our business model revolves around selling team uniforms, jerseys, and custom apparel directly to leagues, teams, schools, colleges, clubs, and wholesalers.

Intellectual Property
The Company has filed the is following trademark:

Serial #	Goods / Services	Mark	File Date	Registration Date	Country
86656442	(4) STANDARD CHARA	WOOTER	June 9, 2015	January 12, 2016	U.S.

	CTER MARK				
87519582	(4) STANDARD CHARACTER MARK	Mr Medusa	July 7, 2017	December 12, 2017	U.S.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($250,000)	% if Maximum Amount Raised ($1,000,000)
General Expenses	15	15	15
Marketing + Sales	35	35	35
New Hires	15	15	15
Operations + R&D	10	10	10
Tech + Software	25	25	25

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Alex Aleksandrovski	President, CEO, Treasurer, Secretary	Management, Product, Strategy, Sales
Alex Kagan	CMO	Marketing, Partnerships, Sales
David Kleyman	COO	Operations, Lead Generation, Sales
Carlos Morales	CTO	Management, Product, Development

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a

person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 32 full-time employees and 10 part-time employees in 2019.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class F Common	781,600	10-1 Voting Right	The terms and conditions on which the Crowd Note converts in the future is subject to the vote of the Company's shareholders.	4.18%	n/a
Class A Common	8,352,908	1-1 Voting Right	The terms and conditions on which the Crowd Note converts in the future is subject to the vote of the Company's shareholders.	44.72%	n/a
Class B Common	8,597,600	2-1 Voting Right	The terms and conditions on which the Crowd Note converts in the future is subject to the vote of the Company's shareholders.	46.02%	n/a
Preferred	948,211	2-1 Voting Right	The terms and conditions on which the Crowd Note converts in the future is subject to the vote of the Company's shareholders.	5.08%	n/a

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security
Interest Loan	LG Funding	11,000	30%	n/a	n/a

Ownership
A majority of the Company is owned Alex Aleksandrovski.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security	Percentage ownership

	held	
Alex Aleksandrovski	242,000 Class F 4,000,000 Class A 5,104,000 Class B	38.27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

Wooter Holding Corp. ("the Company") is a corporation organized under the laws of Delaware on August 23, 2018. On January 4th, 2019, Wooter Apparel, Inc. became a wholly owned subsidiary of Wooter Holding Corp. In addition, on January 9th, 2019, Wooter Holding Corp. became the beneficial owner of 100% of the membership interests of Wooter, LLC. Exhibit B of this Form C includes Reviewed Financial Statements for Wooter Holding Corp from Inception to December 31, 2018. and Reviewed Financial Statements for Wooter, LLC and Wooter Apparel, Inc for the period of 2016 -2017.

Wooter Apparel, Inc. is a corporation organized under the laws of Delaware. This entity provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers.

Wooter, LLC is a corporation organized under the laws of New York. This entity provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers. Subsequent to 2017, Wooter, LLC's operations were taken over by Wooter Apparel, Inc., a related company under common control. Wooter, LLC had no significant business operations after 2017.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $36,800 in cash on hand as of February 25, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends & Family round	2015	Section 4(a)(2)	Common	$300,000	Startup and Launch

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $17,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $17,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Class F Common Stock

Dividend Rights
Yes

Voting Rights
10-1 Voting Rights

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Class A Common Stock
Dividend Rights
Yes

Voting Rights

1-1 Voting Rights

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Class B Common Stock
Dividend Rights
Yes

Voting Rights
2-1 Voting Rights

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
Dividend Rights
Yes

Voting Rights
2-1 Voting Rights

Right to Receive Liquidation Distributions
Yes, senior to any issued common stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2017, Wooter Apparel, Inc. borrowed $49,172 from a related party for the purpose of funding continuing operations. The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

Wooter, LLC is a corporation organized under the laws of New York. Subsequent to 2017, Wooter, LLC's operations were taken over by Wooter Apparel, Inc., a related company under common control. Wooter, LLC had no significant business operations after 2017. In 2019, Wooter Holding Corp became the beneficial owner of 100% of the membership interests of Wooter, LLC; Wooter Apparel, Inc. became a wholly owned subsidiary of Wooter Holding Corp.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
   1. To the Company that sold the Securities
   2. To an accredited investor
   3. As part of an Offering registered with the SEC (think IPO)
   4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Aleksandrovski
_____
(Signature)

Alex Aleksandrovski
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Aleksandrovski
_____
(Signature)

Alex Aleksandrovski
_____
(Name)

CEO
_____
(Title)

03/08/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

WOOTER HOLDING CORPORATION

Reviewed Financial Statements For The Year Ended December 31, 2018

March 8, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wooter Holding Corporation
Dover, DE

We have reviewed the accompanying financial statements of Wooter Holding Corporation, which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WOOTER HOLDING CORP
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash	$	24,788
TOTAL CURRENT ASSETS		24,788
TOTAL ASSETS		24,788

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY

Common Stock A (11,352,908 shares authorized, 11,352,908 issued, and $.001 par value)	11,353
Common Stock B (11,917,281 shares authorized, 11,917,281 issued, and $.001 par value)	11,917
Common Stock F (781,600 shares authorized, 781,600 issued, and $.001 par value)	782
Preferred Stock (948,211 shares authorized, 948,211 issued, and $.001 par value)	948
Retained Earnings (Deficit)	(212)
TOTAL MEMBERS' EQUITY	24,788
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 24,788

WOOTER HOLDING CORP
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Operating Expense		
Formation Costs	$	212
		212
Net Income from Operations		(212)
Net Income	$	(212)

WOOTER HOLDING CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(212)
Net Cash Flows From Operating Activities		(212)
Cash Flows From Financing Activities		
Change in Common Stock A		11,353
Change in Common Stock B		11,917
Change in Common Stock F		782
Change in Preferred Stock		948
Net Cash Flows From Investing Activities		25,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		24,788
Cash at End of Period	$	24,788

WOOTER HOLDING CORP
STATEMENT OF STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Starting Equity	$	-
Common Stock A		11,353
Common Stock B		11,917
Common Stock F		782
Preferred Stock		948
Net Income		(212)
Ending Equity	$	24,788

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wooter Holding Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company manages Wooter Apparel, Inc.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 8, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's Tax filing will be due in early 2019.

Stock

Stock was issued in 2018 and with varied voting rights. Common Stock A is entitled to 1:1 voting rights. Common Stock B is entitled to 2:1 voting rights. Common Stock F is entitled to 10:1 voting rights. Preferred stock was issued to investors with 2:1 voting rights.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash

equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for

both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Wooter, LLC was dissolved in 2018 and is now a part of Wooter Apparel, Inc managed by Wooter Holding Corp, a Delaware company. Management considered events subsequent to the end of the period but before March 8, 2019, the date that the financial statements were available to be issued.

WOOTER APPAREL, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

December 14, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wooter Apparel, Inc.
Staten Island, NY

We have reviewed the accompanying financial statements of Wooter Apparel, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 14, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WOOTER APPAREL, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 80,196	$ 22,780
Accounts Receivables	50	-
TOTAL CURRENT ASSETS	80,246	22,780
TOTAL ASSETS	80,246	22,780

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
NON-CURRENT LIABILITIES		
Note Payable	114,934	-
Related Party Loan	49,172	-
TOTAL LIABILITIES	164,106	-
SHAREHOLDERS' EQUITY		
Common Stock (1000 shares authorized; 1,000 Issued & Outstanding ; $.01 par value)	10	10
Retained Earnings (Deficit)	(83,870)	22,770
TOTAL SHAREHOLDERS' EQUITY	(83,860)	22,780
	$ 80,246	$ 22,780

WOOTER APPAREL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 2,173,420	$ 182,487
Cost of Goods Sold	1,143,848	124,893
Gross Profit	1,029,572	57,594
Operating Expense		
Advertising & Promotion Expenses	503,818	1,238
Salaries	319,335	11,047
General & Administrative Expenses	147,681	16,186
Selling & Distribution Expenses	99,411	959
Rent	30,784	6,100
Travel Expenses	25,585	34
	1,126,614	35,564
Net Income from Operations	(97,042)	22,029
Other Income (Expense)		
Taxes & Licenses	9,598	-
Net Income	$ (106,640)	$ 22,029

Reviewed- See accompanying notes.   2

WOOTER APPAREL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (106,640)	$ 22,029
Change in Accounts Receivable	(50)	-
Net Cash Flows From Operating Activities	(106,690)	22,029
Cash Flows From Financing Activities		
Change in Notes Payable	164,106	-
Change in Common Stock	-	-
Change in Safe note	-	-
Change in Retained Earnings	-	-
Net Cash Flows From Investing Activities	164,106	-
Cash at Beginning of Period	22,029	-
Net Increase (Decrease) In Cash	57,415	22,029
Cash at End of Period	$ 79,444	$ 22,029

WOOTER APPAREL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Beginning Equity	$ 22,780	$ 15,646
Issuance of Common Stock	31,292	-
Chage in Retained Earning	(8,512)	(14,895)
Net Income	(129,420)	22,029
Ending Equity	$ (83,859)	$ 22,780

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wooter Apparel, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018. Management is also currently working on securing an SBA loan and looking for outside interest from investors as an option. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 14, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, and 2017 remain subject to review by that State until 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of New York. The Company's tax filings in the State of Delaware for 2016, and 2017 remain subject to review by that State until 2020, and 2021, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In November 2017, the company issued a Note Payable to a private lender in exchange for $ 143,000 cash for the purpose of funding continuing operations ("the Note Payable"). The Note Payable was satisfied by deduction from the Company's receivables with at a stated annual percentage rate of interest of 30%. The Company repaid the Note Payable in full on December 04, 2018.

NOTE E- RELATED PARTY DEBT

In 2017, the Company borrowed $49,172 from a related party for the purpose of funding continuing operations ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 14, 2018, the date that the financial statements were available to be issued.

WOOTER, LLC

Reviewed Financial Statements for The Year Ended December 31, 2017 & 2016

March 8, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wooter, LLC
Staten Island, NY

We have reviewed the accompanying financial statements of Wooter, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WOOTER, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY		
Contributed Capital	43620	35303
Retained Earnings (Deficit)	(35303)	(35303)
TOTAL MEMBERS' EQUITY	-	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

WOOTER, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ -	$ 35,266
Gross Profit	-	35,266
Operating Expense		
Software	31,251	-
Internet	1,972	307
General & Administrative	1,893	24,463
Professional Fees	1,500	37,651
Rent Expense	-	3,482
Repairs & Maintenance	-	443
Advertising	-	4,223
	36,616	70,569
Net Income from Operations	(36,616)	(35,303)
Net Income	$ (36,616)	$ (35,303)

WOOTER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (36,616)	$ (35,303)
Net Cash Flows From Operating Activities	(36,616)	(35,303)
Cash Flows From Financing Activities		
Change in Contributed Capital	36,616	7,004
Net Cash Flows From Investing Activities	36,616	7,004
Cash at Beginning of Period	-	28,299
Net Increase (Decrease) In Cash	-	(28,299)
Cash at End of Period	$ -	$ -

WOOTER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	**2016**
Starting Equity	$ -	$ 28,299
Contribution of Capital	36,616	7,004
Net Income	(36,616)	(35,302)
Ending Equity	$ -	$ -

Reviewed- See accompanying notes.   4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wooter, LLC ("the Company") is a corporation organized under the laws of New York. The Company provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers. Subsequent to 2017, Wooter, LLC's operations were taken over by Wooter Apparel, Inc., a related company under common control. Wooter, LLC had no significant business operations after 2017.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of New York. The Company's tax filings in the State of New York for 2016, 2017, and 2018 and remain subject to review by that State until 2019, 2020, and 2021.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash

equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as

equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for

both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Wooter, LLC was dissolved in 2018 and is now a part of Wooter Apparel, Inc. managed by Wooter Holding Corp, a Delaware company. Management considered events subsequent to the end of the period but before March 8, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website

WOOTER

The new way to experience sports.



WOOTER

Apps and Software



WOOTER APPAREL

Team Uniforms and Custom Apparel

1

This presentation contains offering materials prepared solely by Wooter without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2

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Revolutionizing organized sports.

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$1,000	$17,500,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Wooter is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Wooter without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- $3.5M in 2018 Revenue (not reviewed by CPA), grew 67% from 2017.
- Customers include: New Orleans Gators GMGB (Led by Master P), Hunter Pence Basketball Academy, KL2 Mammoths (Led by Kawhi Leonard), Team Teague (Led by Jeff Teague), and Boom Cups (worn by Floyd Mayweather).
- Winner of 2 awards from Entrepreneur Magazine: 1 of the 360 Best Entrepreneurial Companies in America; and 1 of the 100 Most Brilliant Companies.
- Media mentions include TechCrunch, UrbanDaddy, Elite Daily, The Source, and TechCo.

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $17,500,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Wooter apps wants to create a brand new experience for running and playing in sports leagues. Wooter Apparel aims to empower teams and athletes around the world by offering high-quality uniforms at attractive prices and fast turnaround.

Wooter was started because as big-time sports lovers, our team had a poor experience in the sports leagues that we played in. There were no stats or content to look over after the games. Additionally, Instead of gorgeous uniforms, every player had cheap t-shirts, or nothing at all. After running our own leagues, we found out how tough and expensive it was to start and manage a sports league.

As a result, we've created a brand new experience for both organizations and players. With our all-in-one software, running a sports organization can be easy. Our platform enables leagues, teams, and coaches to create their own custom app and website. Wooter allows anyone to make custom designs and order team uniforms and apparel. Other powerful features include stats tracking, scheduling, chat, video & photo sharing, player & team management, team stores, monetization tools, and much more.

Since our launch on Wooter Apparel, we've done $5.9M in sales in over 30 countries. We are working with factories worldwide manufacturing 250+ different customizable products. We're leading the market with fast turnaround times, low pricing, high quality, and mass customization. Wooter's customers include New Orleans Gators GMGB (Led by Master P), Hunter Pence Basketball Academy, KL2 Mammoths (Led by Kawhi Leonard), Team Teague (Led by Jeff Teague), and Boom Cups (worn by Floyd Mayweather).

Product & Service

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Wooter Apparel

Wooter Apparel (www.wooterapparel.com) creates pro-quality team uniforms and custom apparel at low prices in the USA. We believe our 2-4 week turnaround beats our competitors' average of 4-8 weeks. Further, Wooter Apparel offers a wide range of sports uniforms along with different types of apparel and sportswear. Every inch of our apparel is fully customizable. You can make any design you can imagine at no extra costs. We also offer free designs and free samples.

Our business model revolves around selling team uniforms, jerseys, and custom apparel directly to leagues, teams, schools, colleges, clubs, and wholesalers. An average order is over $2,800. We sell our own brand: Wooter, and have removed the middlemen in the process. We work with factories worldwide, maintain specs + fabrics, and drop ship directly to the client. This streamlined operation is what makes Wooter stand out from the competition.

Wooter Platform

Beyond the apparel and uniform aspect of the business, Wooter has built out an all-in-one platform for leagues, teams, and pros. Using Wooter Platform (www.wooterapp.com), you can create your league and team websites instantly. You can also have your own custom website & mobile app live the same day - fully customized. Other features include stats tracking, scheduling, chat, video & photo sharing, player & team management, team stores, monetization tools and more. Our goal is to make it easy to run a sports organization.

But what about the players? We believe this is something that's forgotten by other league management solutions.

We want Wooter to provide the most engaging player experience. Wooter offers fantasy points for players in various types of leagues including youth and recreational. Anyone in the league can chat with others or their team, and share videos and highlights; Players can build their own player profiles and keep track of their season averages, scores, rankings and standings. We want players to get the same experience as the pros.

Lastly, Wooter released our custom-app builder for sports leagues and teams. Wooter aims to take any league to the next level.





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Master P Celebrity Basketball Game.

Media Mentions





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Team Story

The founders met each other in High School and became best friends while playing together on the same basketball team. Throughout the years, after playing in different leagues and eventually running, in our mind, one of the best sports leagues in NYC (Dream Leagues), the team saw an opportunity to take sports leagues to the next level. Even with how big the organized sports market is, there was a clear lack of innovation.

Wooter was founded on June 2014 to revolutionize organized sports and create a new experience for players playing in sports leagues and teams. With our technology, we've also made it easier to start and run any sports organization. We believe Wooter has been so successful because of our passion and knowledge of the sports market.

Founders and Officers



Alex Kagan
CMO

Alex Kagan is the director of the sales team, held responsible for day-to-day sales operations. Along with sales, Alex is consistently building the Wooter brand through online marketing and key partnerships.

Alex Kagan is responsible for marketing, building partnerships and driving sales for Wooter.



David Kleyman
COO

David is leading operations for Wooter which consists of factory management, R&D (new product creation) and order fulfillment. David's goals are to lower costs any way possible.He is also in charge of generating new clients through SEO + sponsorships and help manage the sales team.

David Kleyman leads the operations team and R&D. David is also focused on generating new leads and sales.



Alex Aleksandrovski
CEO

Alex Aleksandrovski is a growth-focused leader who is relied on to create consistent revenue streams and build out the Wooter team. Alex strategically streamlines all departments in the company including tech, sales, operations and finances to maximize efficiency.

Alex became an entrepreneur at 13 years old selling video game currency for $6,000. By 19, Alex was professional poker player winning over $300,000 online. At the same time, Alex helped his father build United Brakes into a top truck repair shop in New Jersey. This all-around experience laid the foundation for Alex to lead Wooter.

Alex Aleksandrovski plays a major role in hiring + overseeing management for each department, developing the product and implementing key strategy. At the same time, Alex is leading Wooter in sales.



Carlos Morales
CTO

With 14+ years of coding experience, Carlos is the ideal CTO to lead a sports technology company. Carlos manages the tech team while building the most crucial features of the Wooter platform including our mobile app and API.

Before Wooter, Carlos was one of the first software engineers at Tuenti, which had 14M users when he left. Able to speak 3 languages, Carlos lived in 8 different countries and visited over 74 countries.

Carlos Morales now runs the Wooter tech team, is the head of product, and oversees all aspects of tech development.

Highlights
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Key Team Members



Richard Kramer
Head of Product

Notable Advisors & Investors



Lee Moulton
Advisor, Sales/Partnership Advisor, Unofficial



John Baird
Advisor, Marketing/Growth Advisor, Unofficial



Robert Garson
Advisor, Legal Advisor, Unofficial

Q&A with the Founder

Q:
Please list any debt instruments (other than convertible notes) and the terms associated with these instruments.
Wooter:
Myself and my partner put money into the business. I am owned about $100K from the business. We will get paid back only when the company can afford to pay us back, but by no means are we expecting payment today.
We will not use the proceeds of the raise to pay back the loan.
We would be open to converting it to equity, but can go either way.

Q:
Please detail barriers to entry to the industry. What is stopping someone with more money from just popping up and taking over this space?
Wooter:
Tech: It takes a long time to build,
Apparel: Working with the right manufacturers is important. For us to get it started, it took 4 months of R&D, we got scammed a few times. You could imagine us reaching out online. We have gone to each factory personally and visit each one every quarter. We have negotiated strong rates. They have access and integration to our tech stacks. We send them our exact fabrics, sizing, etc. Because of this, there is consistent quality across the board. A lot of factories have access to certain fabrics, but others can't: Socks, backpacks, etc.

Q:
One of the issues with the business is that everything is still manual (with staff), can you walk us through how you will switch to a more digital, scalable model?
Wooter:
We started as a tech company, and we plan to scale as a tech company, through technology. We have 10 people on the tech team, and we are building a ton to get this done. We want to build an online design tool, which will generate traction to our website, and allow automatic quote generations, which will support online orders without a conversation. However, note that one of our differentiators is that we have live people to talk to. A lot of these sports managers are old school and prefer to talk on the phone. Lastly, we want to improve our back end system. For example, we currently receive manual updates from factories. Soon we plan to have a factory backend to manage orders and see updates.

Q:
Please discuss what happened to your margins in March 2018.
Wooter:
We had a lot of larger deals with lower margins. The salesmen know our costs, and they know our bottom line. We don't want to lose business over price. We are also doing sponsorships. A lot of people are reaching out as we provide $1000 off uniforms for presence on your website, social media, etc. Margins went down, but exposures went way up.

Q:
It looks like your margins went up in mid-2018. What was the main driver here? Beyond that, how are you going to scale?
Wooter:
We did increase pricing, a little, but we do have 30 days to pay the factories. At the end of each month, we make payments for factories. The margins can go down as we pay more factories. We have been and will keep increasing our price.

With regards to scaling, and improving our margins, we are working on improving that. Note that we don't hold inventory. A lot of companies with higher margins in the apparel space might have higher margins, but they hold inventory and are capital intensive. We hold no inventory and pay the suppliers after we receive the order. Because of this, we can scale with better tech, product, user/customer experience, and investment in sales and marketing. Also, once we have more sales through the platform, and less with the commission structure, our margins can expand. Pair that with better pricing, and we should be in good shape.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $17,500,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Wooter has set an overall target minimum of US $250,000 for the round, Wooter must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Wooter's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

General Expenses
Marketing + Sales
New Hires
Operations + R&D
Tech + Software

If Maximum Amount Is Raised

General Expenses
Marketing + Sales
New Hires
Operations + R&D
Tech + Software

Investor Perks

First 100 investments over $1,000 will receive Wooter Apparel merch.

First 50 investments over $2,500 will receive their own custom tracksuit and apparel.

First 20 investors of $10,000+ will be invited to join the dinner held by the founding team, plus all of the above.

First 5 investors of $100,000+ will be given direct communication lines to the founding team and participation in strategic meetings. (plus all of the above)

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It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

Wooter Holding Corp. ("the Company") is a corporation organized under the laws of Delaware in August, 2018. On January 4th, 2019, Wooter Apparel, Inc. became a wholly owned subsidiary of Wooter Holding Corp. In addition, on January 9th, 2019, Wooter Holding Corp. became the beneficial owner of 100% of the membership interests of Wooter, LLC. Exhibit B of the Form C includes 2018 Reviewed Financial Statements for Wooter Holding Corp. and 2016-2017 Reviewed Financial Statements for Wooter, LLC and Wooter Apparel, Inc.

Wooter Apparel, Inc. is a corporation organized under the laws of Delaware. This entity provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers.

Wooter, LLC is a corporation organized under the laws of New York. This entity provides customized uniforms for schools, college, sports leagues and custom apparel for wholesalers. Subsequent to 2017, Wooter, LLC's operations were taken over by Wooter Apparel, Inc., a related company under common control.
Wooter, LLC had no significant business operations after 2017.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $36,800 in cash on hand as of February 25, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape



In 2018, the global sports apparel market was estimated to generate about 174 billion U.S. dollars in revenue.

Competition on Team Uniforms and Apparel

- Eastbay
- Nike
- BSN
- Boombah
- Team Sportswear

Competition on Sports Software

- Blue Star Sports
- Sportsengine
- SI Play
- Teamsnap

Competitive Advantages

1. Custom App Builder: Other companies may only let you build your own website, but we let you make your own mobile app.
2. Mobile First: Competition's mobile offering is weak. We believe user engagement is generally the higher on mobile.
3. Player Experience: Wooter gamifies the experience for athletes. Players now feel like pros because of the scores, stats, leaderboards and season averages.
4. Social Network for Athletes: League chat, team messaging & player profiles. Liking, commenting and sharing of content.
5. Custom Uniforms & Apparel: Users can create a fully-custom fan shop through Wooter Apparel.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
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Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company forecasts project aggressive growth in 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company plans to operate in Europe, Asia, South America, and other parts of the world. Its operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with its supply chain, its customers and all of its activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and its ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions. Doing business in foreign markets requires the Company to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of its business will depend, in part, on its ability to succeed in differing legal, regulatory, economic, social and political environments. The Company may not be able to develop and implement policies and strategies that will be effective in each location where it does business.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it will have enough runway until end of year with the proceeds from this offering, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Alex Aleksandrovski, the CEO. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has conducted transactions with Related Parties. See details on page 18 of the Form C.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $17,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $17,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $17,500,000 valuation cap, so you should not view the $17,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 38.27% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Wooter

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Wooter. Once Wooter accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Wooter in exchange for your securities. At that point, you will be a proud owner in Wooter.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Wooter has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Wooter does not plan to list these securities on a national exchange or another secondary market. At some point Wooter may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Wooter either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Other General Questions

What is this page about?

This is Wooter's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Wooter's Form C. The Form C includes important details about Wooter's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

WOOTER

The new way to experience sports.



WOOTER

Apps and Software



WOOTER APPAREL

Team Uniforms and Custom Apparel

This presentation contains offering materials prepared solely by Wooter without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2



Wooter Apparel aims to empower teams and athletes around the world by offering high-quality sublimated uniforms and custom apparel at affordable prices.

WOOTER APPAREL


Basketball


Football


Baseball


Softball


Soccer


Bowling


T-Shirts


Long Sleeve Shirts


Polo Shirts


Hoodies


Sweatpants


Tracksuits


Cheerleading


Hockey


Lacrosse


Rugby


Volleyball


Tennis


MMA


Wrestling


Socks


Hats


Backpacks

CUSTOM INQUIRY

SPORTSWEAR MARKET NOW

Cheap shirts and lack of uniforms make leagues unorganized and feel more like pick up games.



Most uniform providers only allow for you to customize from stock templates or have limited design options.


1 SELECT YOUR JERSEY STYLE
Jersey Style BLDS-13
Jersey Style SPA-13
Jersey Style STS-13
Jersey Style TIG-13
Jersey Style WAR-12
Jersey Style HUS-12
Jersey Style BULLS-12
Jersey Style MUS-12
RIDDELL
10

Good quality, custom uniforms can be expensive. Top brands charge $100-300 per set.


VAPOR ELITE FULL BUTTON JERSEY $135.00
CHANGE
SUMMARY
Team Name
24

Turnaround times can be months long for custom uniform orders.


Waiting...
for the uniforms
to arrive...

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

SHOP FOR UNIFORMS & APPAREL

Low prices.
Our prices on sublimated uniforms are a third or half the price of competitors.

Wide range of sports available.
Our manufactures can replicate jerseys or apparels with sample products. We have 19+ sports available on our website and are constantly adding new sports.

2-4 week turnaround.
Our competitor's turnaround can be months for an order. We can fulfill a rush order in 7 business days.

Unlimited customization.
Our uniforms are fully customizable. You can make any design at no extra costs.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.


BASKETBALL GALLERY | 27
OTHER SPORTS | 32

SUMMARY



Wooter Apparel Inc. founded in July 2016.

$182,487 revenue in 2016.
$2,173,420 revenue in 2017.
$3,642,000 revenue in 2018.

*The Company's 2018 financial statements have not been reviewed by an independent CPA.

$900+ average order.
3400+ orders.
2,100 clients in 30+ countries.

Our revenue grew 67% from 2017 to 2018*. We had to turn down orders in 2018 because of our production capability which we aim to avoid in 2019.

Current Revenue Chart from Jul 2016 - Sep 2018*
(by month)



6

MARKET

Current

$5.99M lifetime revenue* from approximately 2,100 clients

$2,800+ Estimated Average revenue per client

Future Goal

$2.8B* Projected Revenue per year** based on market size

1,000,000+* immediately addressable clients

New Revenue Streams

$5B* Revenue per year** market size

$5,000+* Target** Average Revenue per client

*The Company's 2018 financial statements have not been reviewed by an independent CPA.
**We estimate there are over 1,000,000 immediately addressable worldwide clients including schools, teams, leagues, sports programs, youth organizations, clubs, etc. We are also assuming an average revenue from client at $2,800, which we expect to increase to $5000+ when we start including new revenue streams such as courts, refs and insurance.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

MARKETING

750,000+
Leads collected.

We have been effectively reaching out to our large database of sports organizations through emails and cold-calling. Our leads include valuable data such as emails, phone numbers, names, address, website and more.

350,000+
Combined social media followers.

We have built a strong community behind Wooter through our social media channels. Our top channel is Instagram with 250,000+ combined followers (across 10 different accounts) and has been crucial in generating awareness for our brand.

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

METRICS

A lot of traffic we're getting is organic, thanks to our SEO strategy and brand awareness.



Visits by **Source**

- **Google**
  352,410 (53%)
- **Direct**
  196,476 (30%)
- **Facebook**
  66,388 (10%)
- **Instagram**
  11,151 (2%)
- **Others**
  32,841 (5%)

Total Pageviews in 2018
1.1m
+142% from 2017

Unique Visitors in 2018
525k+

In 2018, we've had 525k+ users on www.wooterapparel.com, grew 50% from 2017.
We know how to market.

OPERATIONS

Factories

We work with factories in China, Pakistan, and more.

Fan shops

We have 174 fan stores for teams and sports organizations currently open on our website. There is no setup cost, no inventory and no additional fees for customization. A portion of each sale goes back to the team.

Products

Each product is fully customizable and backed by a vectored pattern that can be recreated in similar sizing, style, and fabric - no matter which factory produces it.

Wholesalers

We also sell through wholesalers including sporting good stores, screen-printing shops and online retailers who sell Wooter products.

REAL REVIEWS FROM REAL CUSTOMERS



BASEBALL JERSEYS
I ordered baseball jerseys and I got them in a timely manner and they were wonderful. The prices aren't bad either I recommend Wooter to anyone.

★★★★★

STEPHANIE G.





MVU FOOTBALL
I'm just writing to show appreciation for both the artwork and quality of uniform. We wore our brand new jerseys on senior day this year and we came away with our programs first varsity victory in our two year existence. We have received nothing buy compliments from the jerseys and I couldn't be more happy with how they came out.

★★★★★

ERIC BUSHEY
HEAD COACH
MISSISQUOI FOOTBALL

Albans
Monday, October 23, 2017
MESSENGE
MVU football
earns first win
Indescribable is

GOOD PRODUCTS
I run two leagues (one in NY and one in Texas). Really liked that they could offer lighter fabric for my texas league because it get crazy hot in the summer months. For my NY league the heavier/durable fabric worked great. Design takes 2 days for them to make and around 3 weeks to make and deliver the order once I paid. Good work all around I would say

★★★★★

JAY M.





JUST WHAT WE ORDERED
Last year we ordered jerseys that ended up falling apart and being cheap. So after many hours of searching I came across Wooter, and from the start Myke answered every question I had .... I ordered my Jersey to check quality, I was told it would take 20 days and I got it early and not only was I impressed but so was my entire team..... great job Wooter.

★★★★★

MATTHEW C.



CAVALIERS
16
ABCDEFG
16

JUST WHAT WE ORDERED
Last year we ordered jerseys that ended up falling apart and being cheap. So after many hours of searching I came across Wooter, and from the start Myke answered every question I had .... I ordered my Jersey to check quality, I was told it would take 20 days and I got it early and not only was I impressed but so was my entire team..... great job Wooter.

★★★★★

MATTHEW C.



VERY NICE FIT
Would order from Nike in the past and must say that these uniforms from Wooter have a very similar fit. Just what my players were used to! turnaround was about 3 weeks. best part was that the pricing is some of the best I've seen!!

★★★★★

DREW F.





The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

11

BRAND



Wooter Apparel has been used by the top pro athletes, celebrities and organizations:

New Orleans Gators GMGB (Led by Master P)

Hunter Pence Basketball Academy

KL2 Mammoths (Led by Kawhi Leonard)

Team Teague (Led by Jeff Teague)

Boom Cups (Worn by Floyd Mayweather)

... and many more.

Wooter is one of
**THE 360 BEST ENTREPRENEURIAL
COMPANIES IN AMERICA**
and added as one of the
100 MOST BRILLIANT COMPANIES
by Entrepreneur Magazine!











NEED FOR CAPITAL

1. Grow sales team. Our goal for the new sales team is to bring in $300k in revenue their first year.
2. Sell through more stores and resellers nationwide. We believe there's a strong demand for sublimation not being filled.
3. Scale Adwords and Facebook campaigns.
4. Develop new and improved apparel products.
5. Continue building Wooter Apparel tech including uniform builder, ordering and CMS platform.


HBA



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WOOTER

Our platform creates an experience for running and playing in sports leagues.


PLAYER PROFILES
Alex Kagan
Alex Kagan #3
Magic
Position(s): Guard
School: University of Miami
City: Staten Island, NY
LAST GAME
SEASON
RANKINGS
MIN 30.4
PTS 25.4
AST 3.4
REB 6.8
OREB 1.4
STL 4.1
FG .457
FT% .876
3PT .322
BLK 0.2
TO 2.3
PF 3
VIDEOS
PHOTOS
ARTICLES
SCORES
Scores
WEEK 4 DEC 16 - 23
WEEK 5 DEC 24 - 31
WEEK 6 JAN 1 - 7
Thursday, December 31
Magic 13-2 105
Knicks 13-2 95
Wooter 95
Grizzlies 105
Friday, January 1
Magic 8:00 PM
Knicks South Shore Fastbreak
Wooter 8:00 PM
Grizzlies South Shore Fastbreak
VIDEOS
Media
VIDEOS
PHOTOS
Top 10 Plays of Week 4
Weekly Highlights
2m
21
Wooter vs. Jazz
Full Game Footage
2h
GAME STATS
Magic v. Knicks
Thursday, December 31
8:00 PM
Warriors 25 27 105
Seagulls 20 35 95
TEAM STATS
PLAYER STATS
WARRIORS PTS FGM FGA FG%
Al Stevens 23 10 20 .500
Mike Pagan 36 13 20 .678
Carlos Marra 19 5 17 .326
Dinakar Tumu 39 18 39 .459
TEAM PROFILES
Chargers
Chargers (32-19)
Division 3
Division Record: 18-2
Rank (Division, League): 1st, 3rd
Captain: Alex Kagan
STATS
PLAYERS
STATS LAST GAME SEASON
Field Goals 46.5% 46.5%
3 Pointers 43.2% 43.2%
Free Throws 87.3% 65.4%
Assists 32 22.6
Rebounds 18 25.4

Make Beautiful League Websites

Create a website and mobile app for your league, team or tournament in a few minutes.

Stats & analytics,
schedules & scores,
videos & photos,
teams & players,
team hubs & player profiles.

We create an easy way to create a custom website for your league, team or tournament!









Dream Leagues
Fastbreak Ct 1, NY
JOIN
Summer (8.5)
SCORES
VIDEOS
PHOTOS
TEAMS
PLAYERS
Week #23 | 05 Jun - 11 Jun
Jun 05, 2017 10:00 PM
Banana Hammocks 90
Golden Eagles 85
BOX SCORE
Jun 05, 2017 9:00 PM
Raptors 77
Bucks 93
BOX SCORE
Jun 05, 2017 9:00 PM
Sixers 90
Tar Heels 91
BOX SCORE
Jun 05, 2017 8:00 PM
Blue Devils 119
Kings 90
BOX SCORE
Jun 05, 2017 7:00 PM
Ringers 79
Cowboys 81
BOX SCORE
Jun 05, 2017 7:00 PM
Wooter 79
Sixers 81
BOX SCORE

DREAM
GOLD
Dream Leagues Season 10..
9 months ago
Dream Leagues Season 10..
9 months ago
Dream Leagues Season 10..
9 months ago
Dream Leagues Season 10..
9 months ago

PLAYOFF BRACKET
PLAYOFF BRACKET



COMPETITION

WOOTER

Competitive Advantages

1. Custom App Builder
Other companies may only let you build your own website, but we let you make your own mobile app.

2. Mobile First
Competition's mobile offering is weak. We believe user engagement is generally higher on mobile.

3. Player Experience
Wooter gamifies the experience for athletes. Players can feel like pros because of the scores, stats, leaderboards and season averages.

4. Social Network for Athletes
League chat, team messaging & player profiles. Liking, commenting and sharing of content.

5. Custom Uniforms & Apparel
Users can create a fully-custom fan shop through Wooter Apparel.

Competitors



Sports Illustrated Play

LEAGUELINEUP
A BLUE STAR SPORTS COMPANY

Status
Acquired by Blue Star Sports on September 15, 2016



teamSNAP

sportsengine

Indirect Competitors (Partnership Opportunities)





hudl

KROSSOVER

LeagueApps

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

MISSION

Scale Wooter to become a one-stop-shop for organized sports.



Wooter Sports Platform
A new experience for running and playing in sports leagues.
Wooter Apparel
Custom team uniforms and sportswear.
On-Demand Referee Scheduling
We have your schedule. Wooter connects you with refs and officials for your games.
Insurance and Liability Coverage
Wooter provides organizations with coverage plans. Instant quotes are possible because we have the required data.
Court and Field Rentals
Leagues and players can book a place to play through Wooter. A crucial step for starting a league or team.
2017
2018
2019
2020

We believe every organized game needs a place to play, officials, uniforms, and insurance. We see Wooter as the platform for all of this. **Our long-term goal is to monopolize the organized sports vertical.**

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WOOTER

Alex Aleksandrovski

Founder & CEO